United States
Securities and Exchange Commission

Washington, D.C. 20549

Form 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the month of

June 2024

Commission File Number 001-15030

Vale S.A.

Praia de Botafogo nº 186, 18º andar, Botafogo

22250-145 Rio de Janeiro, RJ, Brazil

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

INCORPORATION BY REFERENCE

This report is incorporated by reference in the registration statements on Form F-3/A filed by us and Vale Overseas Limited with the U.S. Securities and Exchange Commission (“SEC”) on April 25, 2023 (File Nos. 333-271248 and 333-271248-01), and shall be deemed to be a part thereof from the date on which this report is furnished to the SEC, to the extent not superseded by documents or reports subsequently filed or furnished.

This report incorporates by reference our current report on Form 6-K furnished to the SEC on April 25, 2024 (SEC Accession No: 0001292814-24-001547), containing our unaudited consolidated interim financial statements as of March 31, 2024 and for the three-month periods ended March 31, 2024 and March 30, 2023 (the “Interim Financial Statements”), prepared and presented in accordance with IAS 34, Interim Financial Reporting of the International Financial Reporting Standards (“IFRS”), as issued by the International Accounting Standards Board (“IASB”), which are accordingly incorporated by reference in the registration statements on Form F-3 referred to in the preceding paragraph.

TABLE OF CONTENTS

Results of operations for the three-month periods ended march 31, 2024 and march 31, 2023

For the three-month period ended March 31, 2024, we recorded net income of US$1,687 million, compared to US$1,878 million for the same period of 2023. Our Adjusted EBITDA decreased to US$3,438 million for the three-month period ended March 31, 2024, from US$3,714 million for the same period of 2023, mainly due to lower average realized prices and sales volume of nickel, which had an impact of US$336 million. Consolidated Adjusted EBITDA is a non-GAAP financial measure; for a reconciliation with our net income, see “Reconciliation of Consolidated Adjusted EBITDA” below.

Consolidated income statement data

	For the three-month period ended March 31,
	2024	2023	% change
	(US$ million, except for %)
Net operating revenue	8,459	8,434	0.3
Cost of goods sold and services rendered	(5,367)	(4,949)	8.4
Gross profit	3,092	3,485	(11,3)

Selling and administrative expenses	(140)	(118)	18.6
Research and development expenses	(156)	(139)	12.2
Pre-operating and operational stoppage	(92)	(124)	(25.8)
Other operating expenses, net	(256)	(223)	14.8
Operating income	2,448	2,881	(15.0)

Financial income	109	121	(9.9)
Financial expenses	(339)	(320)	5.9
Other financial items, net	(207)	(331)	(37.5)
Equity results and other results in associates and joint ventures	124	(55)	325.5
Income before income taxes	2,135	2,296	(7.0)

Income taxes	(448)	(418)	7.2

Net income	1,687	1,878	(10.2)
Net income attributable to non-controlling interests	8	41	(80.5)
Net income attributable to Vale’s shareholders	1,679	1,837	(8.6)

Consolidated Revenue

For the three-month period ended March 31, 2024, our net operating revenue increased by US$25 million or 0.3% to US$8,459 million, from US$8,434 million recorded for the same period of 2023. The increase was mainly due to higher iron ore fines and pellets sales volumes, with an impact of US$1,027 million, partially offset by lower realized average prices from iron ore fines, with an impact of US$521 million and by lower average realized prices and sales volume of nickel, with an impact of US$455 million.

The following table summarizes, for each of the periods indicated, the distribution of our net operating revenue based on the geographical location of our customers.

Net operating revenue by shipment destination

4

	Three-month period ended March 31,
	2024		2023
	(US$ million)	(% of total)	(US$ million)	(% of total)
Asia
China	3,674	43.4	3,407	40.4
Japan	682	8.1	689	8.2
South Korea	206	2.4	312	3.7
Other	608	7,2	318	3.8
Asia – total	5,170	61.1	4,726	56.0
Europe
Germany	326	3.9	428	5.1
Italy	19	0.2	183	2.2
Other	663	7.8	952	11.3
Europe – total	1,008	11,9	1,563	18.5
South and Central America
Brazil	1,006	11.9	919	10.9
Other	122	1.4	148	1.8
South and Central America - total	1,128	13.3	1,067	12.7
North America
United States of American	243	2.9	511	6.1
Canada	184	2.2	142	1.7
North America - total	427	5.0	653	7.7
Middle East	266	3.1	238	2.8
Rest of the World	460	5.4	187	2.2
Total	8,459	100	8,434	100

Consolidated Operating Costs and Expenses

Our cost of goods sold and services rendered increased by 8.4%, to US$5,367 million for the three-month period ended March 31, 2024 from US$4,949 million for the same period of 2023, mainly due to higher iron ore fines and pellets sales volumes, which had an impact of US$509 million.

Our research and development expenses totaled US$156 million for the three-month period ended March 31, 2024, a 12.2% increase from US$139 million recorded for the same period of 2023, mainly due to projects of drilling and geology exploration and mineral exploration in all segments.

Our pre-operating and operational stoppage expenses totaled US$92 million for the three-month period ended March 31, 2024, a 25.8% decrease from the US$124 million recorded for the same period of 2023, mainly due to the reduction in idle capacity in the Capão Xavier, Mutuca, and Vargem Grande operations.

Our selling, administrative and other operating expenses, net, totaled US$396 million for the three-month period ended March 31, 2024, a 16.1% increase from US$341 million recorded for the same period of 2023, mostly due to the agreement for reparation in Barão de Cocais (Gongo Soco mine), which had an impact of US$24 million.

Results of Operations by Segment

Net operating revenue by segment

The following table summarizes our net operating revenue by product for the periods indicated.

5

	Three-month period ended March 31,
	2024	2023	% change
	(US$ million, except for %)
Iron Solutions:
Iron ore	5,292	4,982	6.2
Iron ore pellets	1,585	1,322	19.9
Other ferrous products and services	148	107	38.3
Iron Solutions - total	7,025	6,411	9.6
Energy Transition Metals:
Nickel and other products (1)	854	1,508	(43.4)
Copper (2)	577	490	17.8
Other energy transition metals	3	-	100.0
Energy Transition Metals - total	1,434	1,998	(28.2)
Other products and services	-	25	(100.0)

Net operating revenue	8,459	8,434	0.3
(1)	Includes nickel coproducts (copper) and byproducts (precious metals, cobalt and others).
(2)	Does not include copper produced in our nickel operations.

Sales volumes

The following table sets forth our principal products and the total volumes sold of each product in each of the periods indicated:

	Three-month period ended March 31,
	2024	2023	% change
	(thousand metric tons, except where indicated)
Iron Solutions:
Iron ore fines	52,546	45,861	14.6
Iron ore pellets	9,225	8,133	13.4
ROM (run of mine)	2,056	1,665	23.5
Energy Transition Metals:
Nickel	33	40	(17.5)
Copper (1)	77	63	22.2
PGMs (000’ oz.) (1)	73	74	(1.4)
Gold (000’ oz.) (1)	97	72	34.7
Silver (000’ oz.) (1)	433	406	6.7
Cobalt (metric tons) (1)	465	621	(25.1)
(1)	By-product contained in our nickel and copper concentrates.

Average realized prices

The following table sets forth our average realized prices for our principal products for each of the periods indicated. We determine average realized prices based on our net operating revenue, which consist of the price charged to customers, excluding certain items that we deduct in arriving at net operating revenue, mainly value-added tax.

	Three-month period ended March 31,
	2024	2023	% change
	(US$ per metric ton, except where indicated)
Iron Solutions:
Iron ore fines	100.7	108.6	(7.3)
Iron ore pellets	171.9	162.5	5.8
Energy Transition Metals:
Nickel	16,848	25,260	(33.3)
Copper	7,687	9,465	(18.8)
Gold (US$/oz)	2,079	1,845	12.7
Silver (US$/oz)	23.0	22.1	4.1
Cobalt	30,502	32,830	(7.1)

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Cost of goods sold by segment (excluding depreciation, depletion and amortization)

The following table presents, for each period indicated, our cost of goods sold and services rendered (excluding depreciation, depletion and amortization) by segment and the percentage change from period to period.

	Three-month period ended March 31,
	2024	2023	% change
	(US$ million, except for %)
Iron Solutions:
Iron ore fines	2,703	2,197	23.0
Iron ore pellets	739	648	14.0
Other ferrous products and services	111	73	52.1
Iron Solutions – total	3,553	2,918	21.8
Energy Transition Metals:
Nickel and other products (1)	773	1,112	(30.5)
Other energy transition metals	34	-	n.m.
Copper (2)	329	270	21.9
Energy Transition Metals – total	1,136	1,382	(17.8)
Others	-	36	(100.0)
Total (excluding depreciation, depletion and amortization)	4,689	4,336	8.1
Depreciation, depletion and amortization	678	613	10.6
Total (including depreciation, depletion and amortization)	5,367	4,949	8.4
(1)	Includes nickel coproducts (copper) and byproducts (precious metals, cobalt and others).
(2)	Does not include copper produced in our nickel operations.
n.m.	Not meaningful.

Expenses by segment (excluding depreciation, depletion and amortization)

The following table summarizes, for each period indicated, our expenses (consisting of selling, general and administrative, research and evaluation, pre-operating, stoppage and other expenses, net of other revenues) by operating segment (excluding depreciation, depletion and amortization) and the percentage change from period to period.

	Three-month period ended March 31,
	2024	2023	% change
	(US$ million, except for %)
Iron Solutions:
Iron ore fines	170	147	15.6
Iron ore pellets	-	7	(100.0)
Other ferrous products and services	41	19	115.8
Iron Solutions – total operating expenses, net	211	173	22.0
Energy Transition Metals:
Nickel and other products (1)	46	44	4.5
Copper (2)	26	34	(23.5)
Other energy transition metals	41	-	n.m.
Energy Transition Metals – total operating expenses, net	113	78	44.9
Others	278	306	(9.2)

Total (excluding depreciation, depletion and amortization)	602	557	8.1
Depreciation, depletion and amortization	36	43	(16.3)
Total (including depreciation, depletion and amortization)	638	600	6.3

(1)	Includes nickel coproducts (copper) and byproducts (precious metals, cobalt and others).
(2)	Does not include copper produced in our nickel operations.
n.m.	Not meaningful.

7

Adjusted EBITDA by segment

The following table summarizes our Adjusted EBITDA for each of our segments.

	Three-month period ended March 31,
	2024 Adjusted EBITDA	2023 Adjusted EBITDA
	(US$ million)
Iron Solutions:
Iron ore fines	2,507	2,696
Iron ore pellets	882	692
Other ferrous products and services	70	70
Iron Solutions – total	3,459	3,458
Energy Transition Metals:
Nickel and other products (1)	17	353
Copper (2)	284	220
Other energy transition metals	(44)	-
Energy Transition Metals – total	257	573
Other (3)	(278)	(317)
Adjusted EBITDA	3,438	3,714
(1)	Includes nickel coproducts (copper) and byproducts (precious metals, cobalt and others).
(2)	Does not include copper produced in our nickel operations.
(3)	Includes research and development of greenfield exploration projects expenses related to the Brumadinho event, de-characterization of dams, asset retirement obligations and unallocated corporate expenses.

Our management uses Adjusted EBITDA as the measure to assess the contribution of each segment to our performance and to support decision-making in allocating resources. Adjusted EBITDA for each segment is calculated by using operating income or loss, adding the EBITDA from interests in associates and joint ventures and adding back the amounts charged as (i) depreciation, depletion and amortization and (ii) impairment reversal (impairment and disposals) of non-current assets. In 2024, we changed our adjusted EBITDA definition to include, for each segment, “EBITDA from associates and joint ventures” for such segment, which is a measure of their “equity results” excluding (i) net finance costs; (ii) depreciation, depletion, and amortization; (iii) taxation and (iv) impairments. The comparative information in our Interim Financial Statements was restated to reflect this change in the adjusted EBITDA definition. The effect in our Consolidated Adjusted EBITDA for the three-month period ended March 31, 2024 and 2023 due to the inclusion of the “EBITDA from associates and joint ventures” is US$203 million and US$138 million, respectively. We believe this revision provides investors with a better view of the performance of our operating segments, as it reflects our proportional interest in the performance of our associates and joint ventures operating in the same segment. For more information, see note 4 to our Interim Financial Statements.

We discuss below, for each segment, the changes in our net operating revenue, cost of goods sold and services rendered (excluding depreciation, depletion and amortization), operating expenses (excluding depreciation, depletion and amortization and excluding impairment charges) and Adjusted EBITDA. The expenses incurred in connection with remediation, indemnification and donations in respect of the collapse of the Brumadinho dam are not directly related to our operating activities and are therefore not allocated to any operating segment.

8

Iron Solutions

Net operating revenue from sales of Iron Solutions. Total of US$7,025 million for the three-month period ended March 31, 2024, a 9.6% increase from US$6,411 million for the same period of 2023, mainly due to higher iron ore fines and pellets sales volumes, with an impact of US$1,027 million, partially offset by lower realized average prices from iron ore fines, following the drop of 2% in the reference index of the iron ore price, the Platts IODEX 62%, with an impact of US$521 million.

Cost of goods sold and services rendered from Iron Solutions. Excluding depreciation, depletion and amortization, increased by US$635 million, or 21.8%, to US$3,553 million for the three-month period ended March 31, 2024, from US$2,918 million for the same period of 2023. This increase primarily reflects higher iron ore fines and pellets sales volumes (impact of US$509 million) and higher costs with maritime freight mainly due to the increase in costs with bunker (impact of US$73 million).

Operating expenses from Iron Solutions, net. Total of US$211 million for the three-month period ended March 31, 2024, an increase of US$38 million, from US$173 million recorded for the same period of 2023.

Adjusted EBITDA from Iron Solutions. Total of US$3,459 million for the three-month period ended March 31, 2024, in line with the US$3,458 million recorded for the same period of 2023.

Energy Transition Metals

Net operating revenue from sales of Energy Transition Metals. Total of US$1,434 million for the three-month period ended March 31, 2024, a 28.2% decrease from the US$1,998 million recorded for the same period of 2023, mainly due to lower average realized prices and sales volume of nickel due to furnace rebuild in Onça Puma, which had an impact of US$455 million.

Cost of goods sold from Energy Transition Metals. Excluding depreciation, amortization and depletion, decreased by US$246 million, or 17.8%, for the three-month period ended March 31, 2024 to US$1,136 million in the three-month period ended March 31, 2024 from US$1,382 million for the same period of 2023, mainly due to lower sales volume of nickel (impact of US$166 million) and lower costs associated with the acquisition of third party products (impact of US$111 million), partially offset by higher maintenance cost due to furnace rebuild in Onça Puma (impact of US$39 million).

Operating expenses from Energy Transition Metals, net. Total of US$113 million for the three-month period ended March 31, 2024, an increase of US$35 million, or 44.9%, from US$78 million recorded for the same period of 2023, mainly due to higher corporate expenses.

Adjusted EBITDA from Energy Transition Metals. Total of US$257 million for the three-month period ended March 31, 2024, a decrease of US$316 million, when compared to our Adjusted EBITDA of US$573 million for the same period of 2023. This decrease primarily reflects lower average realized prices and lower sales volume of nickel, which had an impact of US$336 million.

9

FINANCIAL RESULTS

The following table details our financial results for the periods indicated.

	Three-month period ended March 31,
	2024	2023
	(US$ million)
Financial income (1)	109	121
Financial expenses (2)	(339)	(320)
Derivatives financial instruments, net	2	192
Net foreign exchange losses, net	(28)	(152)
Indexation gain (losses), net	(345)	(324)
Participative shareholders' debentures	164	(47)
Financial results	(437)	(530)
(1)	Includes short-term investments and other financial income (see note 6 to our Interim Financial Statements).
(2)	Includes loans and borrowings gross interest, capitalized loans and borrowing costs, interest expenses of REFIS (a tax settlement program), interest on lease liabilities and others financial expenses (see note 6 to our Interim Financial Statements).

Our financial results for the three-month period ended March 31, 2024 were mostly impacted by a gain associated to a R$2.1 reduction in participative shareholders’ debentures price, compared to a loss associated to an increase of R$0.6 for the same period of 2023, which had an impact of US$211 million, partially offset by a loss related with the net effect from our foreign exchange results and currency and interest rate swaps (derivate financial instruments), following the Brazilian real depreciation by 3.2% against the U.S. dollar in the three-month period ended March 31, 2024, compared to a gain associated with a 2.6% appreciation of the Brazilian real in the same period of 2023, which had a net impact of US$66 million. These swaps are primarily used to convert debt denominated in Brazilian reais into U.S. dollars to protect our cash flow from exchange rate volatility.

EQUITY RESULTS AND OTHER RESULTS IN ASSOCIATES AND JOINT VENTURES

For the three-month period ended March 31, 2024, the equity results and other results in associates and joint ventures totaled a gain of US$124 million compared to a loss of US$55 million for the same period of 2023, representing a positive impact of R$179 million, mainly driven by better results from VLI S.A. (impact of US$125 million) and MRS Logística S.A. (impact of US$24 million).

Income taxes

For the three-month period ended March 31, 2024, we recorded an income tax net expense of US$448 million, in line with the US$418 million recorded for the same period of 2023. Our effective tax rate differed from our statutory tax rate of 34%, principally due to tax incentives resulting from our iron ore, copper and nickel operations in the North and Northeast regions of Brazil, resulting in an effective tax rate of 21% for the three-month period ended March 31, 2024 (18% for the three-month period ended March 31, 2023). The reconciliation from statutory tax rate to our effective tax rate is presented in note 7 to our Interim Financial Statements.

RECONCILIATION OF CONSOLIDATED ADJUSTED EBITDA

The table below shows a reconciliation of our consolidated Adjusted EBITDA with our net income for the periods indicated. Consolidated Adjusted EBITDA is a non-GAAP measure, used by our management as an additional measure of our consolidated performance. Consolidated Adjusted EBITDA is calculated by adding to our net income (i) depreciation, depletion and amortization, (ii) income taxes, (iii) financial results, (iv) equity results and other results in associates and joint ventures, (v) impairment and results on disposal of non-current assets, net and other, and (vi) EBITDA proportional to our interest from associates and joint ventures. In 2024, we changed our adjusted EBITDA definition to include the “EBITDA from associates and joint ventures”, which is a measure of their “equity results” excluding (i) net finance costs; (ii) depreciation, depletion, and amortization; (iii) taxation and (iv) impairments. For more information, see note 4 to our Interim Financial Statements and “Adjusted EBITDA by segment” above.

10

	Three-month period ended March 31,
	2024	2023
	(US$ million)
Net income attributable to Vale’s shareholders	1,679	1,837
Net income attributable to non-controlling interests	8	41
Net income	1,687	1,878
Depreciation, depletion and amortization	714	656
Income taxes	448	418
Financial results	437	530
Equity results and other results in associates and joint ventures	(124)	55
Impairment and results on disposal of non-current assets, net and other (1)	73	39
EBITDA from associates and joint ventures	203	138
Adjusted EBITDA	3,438	3,714
(1)	Includes adjustments of US$67 million for the three-month period ended March 31, 2024 and US$35 million for the three-month period ended March 31, 2023, to reflect the performance of the streaming transactions at market prices.

11

Liquidity and Capital Resources

Our principal funding requirements are for capital expenditures, dividends payments, share buybacks, debt service, tax payments, dam de-characterization and satisfaction of our obligations relating to the remediation and compensation of damages in connection with the Brumadinho dam collapse and any contribution we may be required to make in connection with the remediation obligations related to the collapse of Fundão dam owned by Samarco, pursuant to the Framework Agreement. We expect to meet these requirements, in line with our historical practice, by using cash generated from operating activities and financing activities.

We are constantly evaluating opportunities for additional cash generation. Finally, we are committed to continue the reduction in our costs and expenses, maintain sound leverage levels and discipline in capital allocation.

Sources of funds

Our principal sources of funds are our operating cash flow and financing activities. The amount of operating cash flow is strongly affected by global prices for our products. In the three-month period ended March 31, 2024, net cash flow generated by operating activities amounted to US$3,576 million, compared to US$3,610 million for the same period of 2023. As of March 31, 2024, our cash, cash equivalents and short-term investments totaled US$3,834 million compared to US$3,660 million as of December 31, 2023.

In the three-month period ended March 31, 2024, we borrowed US$620 million indexed to SOFR plus spread and US$250 million with a fixed rate from commercial banks maturing from 2024 to 2035, compared to US$300 million indexed to SOFR borrowed from commercial bank maturing in 2028 in the three-month period ended March 31, 2023.

Uses of funds

In the ordinary course of business, our principal funding requirements are for capital expenditures, dividend payments, taxes and debt service. In addition, in the three-month period ended March 31, 2024, we used a total amount of cash of US$245 million (US$235 million for the same period of 2023) in matters related to the collapse of our dam in Brumadinho, of which US$60 million (US$70 million for the same period of 2023) in connection with obligations assumed under settlement agreements, US$75 million (US$54 million for the same period of 2023) in tailing containment and geotechnical safety, individual indemnification and other commitments and US$110 million (US$111 million for the same period of 2023) was in connection with tailing management, humanitarian assistance, payroll, legal services, water, supply, among others. For the three-month period ended March 31, 2024, we also used a total amount of cash of US$119 million in matters related to the de-characterization of dams, compared to US$78 million for the same period of 2023.

In the three-month period ended March 31, 2024, we also used a total amount of cash of US$86 million (US$77 million for the same period of 2023) in matters related to the collapse of Samarco’s dam, which has been entirely contributed to Fundação Renova to be used in the reparation programs in accordance with the Framework Agreement.

Capital expenditures

Our capital expenditures in the three-month period ended March 31, 2024 amounted to US$1,395 million, including US$1,028 million dedicated to sustaining our existing operations and US$367 million for project execution (construction in progress). For more information, see note 4c to our Interim Financial Statements.

Distributions and repurchases

Distributions. In the three-month period ended March 31, 2024, we paid dividends and interest on shareholders’ equity in the total amount of US$ 2,328 million.

Repurchases. In the three-month period ended March 31, 2024, we repurchased 19,631,014 common shares (including common shares in the form of ADRs), corresponding to the total amount of US$275 million.

12

Tax payments

We paid US$400 million in income tax in the three-month period ended March 31, 2024, excluding the payments in connection with REFIS (a tax settlement program), compared to US$243 million in income tax for the same period of 2023. In the three-month period ended March 31, 2024, we paid a total of US$106 million, in connection with the REFIS, compared to US$94 million for the same period of 2023.

Liability Management

In the three-month period ended March 31, 2024, we repaid US$62 million (US$39 million for the same period of 2023) under our financing agreements.

Debt

As of March 31, 2024, our total outstanding debt (composed by loans and borrowings) was US$13,248 million (including US$13,069 million of principal and US$179 million of accrued interest) compared with US$12,471 million as of December 31, 2023. As of March 31, 2024, the weighted average of the remaining term of our debt was 7.5 years compared with 7.9 as of December 31, 2023.

As of March 31, 2024, our short-term debt and the current portion of long-term debt was US$1,286 million compared to US$824 million as of December 31, 2023, including accrued interest.

Our major categories of long-term indebtedness are described below. The principal amounts shown below, excluding accrued interest.

•        U.S. dollar-denominated loans and borrowings (US$4,305 million as of March 31, 2024 and US$3,945 million as of December 31, 2023). This category includes export financing lines, loans from export credit agencies, and loans from commercial banks and multilateral organizations;

•        U.S. dollar-denominated fixed rate notes (US$7,157 million as of March 31, 2024 and US$7,157 million as of December 31, 2023). Our subsidiary Vale Overseas Limited has outstanding debt securities guaranteed by Vale totaling US$6,387 million as of March 31, 2024, compared to US$6,387 million as of December 31, 2023. Our subsidiary Vale Canada has outstanding fixed rate note in the amount of US$279 million as of March 31, 2024, compared to US$279 million as of December 31, 2023;

•        Other debt (US$500 million as of March 31, 2024 and US$545 million as of December 31, 2023). We have outstanding debt, principally owed to BNDES, Brazilian commercial banks and holders of infrastructure debentures, denominated in Brazilian reais and other currencies.

As of March 31, 2024, we have two revolving credit facilities with syndicates of international banks, which will mature in 2026 and 2029. The revolving credit lines, which are committed, allow more efficient cash management, consistent with our strategic focus on reducing cost of capital. We currently have US$5 billion available under these two revolving credit lines which can be drawn by Vale, Vale Canada and Vale International.

Some of our long-term debt instruments contain financial covenants and most include cross acceleration provisions. 21% of the aggregate principal amount of our total debt require that we maintain, as of the end of each quarter, (i) a consolidated ratio of total debt to adjusted EBITDA for the past 12 months not exceeding 4.5 to one and (ii) a consolidated interest coverage ratio of at least 2.0 to one. These covenants appear in our financing agreements with BNDES, with other export and development agencies and with some other lenders. As of March 31, 2024, we were in compliance with our financial covenants.

As of March 31, 2024, we have financial guarantees in the amount of US$855 million, compared to US$910 million on December 31, 2023 for the obligations to demobilize the assets of our Energy Transition Metals operations.

13

Recent Developments

Strategic partnership on the Energy Transition Metals business

On April 30, 2024, following the approval from the relevant regulatory authorities, we completed the sale to Manara Minerals, a joint venture formed by Ma'aden and Saudi Arabia's Public Investment Fund, of a 10% equity interest in Vale Base Metals Limited for approximately US$2.5 billion. For additional information, see Overview—Business Overview—Significant Changes in Our Business in our annual report on Form 20-F.

Updates on legal proceedings

Samarco settlement agreement

We are engaged in a mediation led by the Brazilian Federal Court of Appeals of the 6th Region (“TRF6”) for renegotiation of the Framework Agreement (the “Framework Agreement” or Termo de Transação e Ajustamento de Conduta –TTAC) entered in 2016 in connection with the remediation and reparation of damages resulting from the collapse of Samarco’s Fundao dam. This mediation also involves Samarco Mineracao S.A. (“Samarco”), BHP Billiton Brasil Ltda (“BHP Brasil”), the Federal Government, State governments, certain municipalities impacted by Fundao dam failure, and other authorities. On June 11, 2024, Samarco, with the support of its shareholders (Vale and BHP Brasil) submitted a proposal with technical solutions to address the disputes and grant full reparation, in the total amount of R$140 billion, including (i) R$37 billion in amounts already invested on remediation and compensation, (ii) additional R$82 billion cash payments payable over 20 years to the authorities, and (iii) R$21 billion in obligations to be performed. Samarco is the primary obligor under such proposal, and BHP Brasil and Vale are each liable for 50% of the amounts as secondary obligors, if Samarco cannot fund as the primary obligor. The companies are waiting for a formal response of the authorities on the proposal and the negotiations are still ongoing. Other claims relating to alleged damages arising from the collapse of Samarco’s Fundao dam are ongoing and other claims may be brought against us during the negotiations. However, we expect that the new agreement will settle most of the reparation and remediation claims.

Ministry of Labor and Employment’s Registry

On June 6, 2024, the Ministry of Labor and Employment (“MTE”) of the Federal Government included our name in a list of entities accused of having workers in conditions analogous to slavery (the so called “dirty list”), based on an infraction notice related to a company that provided transportation services to us. On June 14, 2024, based on a decision of the Brazilian Federal Supreme Court (the “STF”), we obtained an injunction from the Regional Labor Court of the state of Minas Gerais, ordering the MTE to remove our name from the dirty list until a final decision is made on the proceeding we are moving against the MTE to annul the underlying infraction notice. This injunction as well as the STF’s decision are still subject to appeal by the MTE.

As reported in our annual report on Form 20-F, in February 2015, following an inspection in the facilities of a company that provided transportation services to us between our mines Mina do Pico and Mina de Fábrica in the state of Minas Gerais, the MTE issued an infraction notice determining that the transportation company had failed to comply with certain obligations relating to health, safety, overtime and other labor matters, and working condition of the employees of such company were similar to slavery. Upon learning of the findings, we implemented corrective measures and terminated the agreement with the transportation company. The MTE then commenced two administrative proceedings against us, one establishing the employment relationship between the supplier’s employees and Vale under the allegation of illegal outsourcing of transportation services and another alleging that the illegally outsourced employees were working in conditions similar to slavery.

On April 30, 2024, the STF ruled that the infraction notice issued by the MTE regarding the inspection of working conditions was inconsistent with the understanding established in a STF court precedent that established that this type of outsourcing is legal and is not to deemed to establish an employment relationship between the contracting company and the employee of the outsourced company. Based on the STF decision, we are seeking the annulment of the underlying infraction notice. The Regional Labor Court of the state of Minas Gerais is expected to rule on our annulment proceedings on July 3, 2024; any decision of the Regional Labor Court is subject to further appeals to the Superior Labor Court and the Supreme Court.

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Suspension of environmental operating licenses of Sossego and Onça Puma

Since April 2024, our operations at the Sossego copper mine and Onça Puma nickel mine have been suspended due to the suspension of the corresponding operating licenses by the environmental authorities. We are discussing the legality of the suspension of such licenses judicially while engaged in negotiations with the authorities for the resumption of these operations. We cannot, however, predict when these operations will resume.

Fire at Salobo 3 plant

On June 17, 2024, a fire occurred in one of the conveyor belts at the Salobo 3 copper processing plant in the state of Pará. The fire was contained with no injuries and no material environmental impact. The causes of the incident are under investigation, we are assessing the impacts of the incident and the necessary measures to restore the affected operational processes at Salobo 3. Operations at Salobo 3 have been suspended since June 17, and the plan to resume operations is underway. Operations at the Salobo 1 and 2 plants were not affected.

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EXHIBIT INDEX

Exhibit 99: Awareness Letter of PricewaterhouseCoopers Auditores Independentes.

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SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

VALE S.A.

	By:	/s/ Adriana Barbosa Areias
Name: Adriana Barbosa Areias Title: Attorney-in-fact

	By:	/s/ João Barbosa Campbell Penna
Name: João Barbosa Campbell Penna Title: Attorney-in-fact

Date: June 25, 2024